Via EDGAR Transmission

December 1, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Craig D. Wilson, Sr. Asst. Chief Accountant, Office of Information Technologies and Services

Re:	HMS Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed June 6, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed August 7, 2017
File No. 000-50194

Mr. Wilson:

This letter is submitted by HMS Holdings Corp. (the "Company", "we", "us" or "our") in response to our discussions with the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission related to the Staff’s comment letter, dated September 15, 2017 (the "Comment Letter"), and the Company’s response to the Comment Letter, dated September 29, 2017, with respect to the above-referenced filings of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comment from the Comment Letter in bold typeface followed by the Company's response thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Notes to the Consolidated Financial Statements

Note 2. Business Combinations, page 13

1.	We note your response to prior comment 2. Please help us better understand how you determined the 36-year period over which the acquired customer relationships are expected to contribute directly or indirectly to your future cash flows. Tell us in more detail about the attrition analysis of the customer relationships acquired including, but not limited to, the historical length of Eliza’s relationships and rates of attrition with its customers. Also tell us how contractual renewals and other extensions were considered in your analysis. Describe your own historical experience renewing or extending similar arrangements and how it affected your analysis and what, if any, market participant assumptions were considered and incorporated into your conclusion. In this regard, we note from your disclosures on page 15 that the useful lives of customer relationships acquired in prior periods range from five to ten years and on page 5 of your Form 10-K for the fiscal year ended December 31, 2016, that most of your contracts have terms ranging from three to five years, including renewal terms at the option of the customer. We also note that you amortize the customer relationships using the straight-line method rather than an accelerated method. Please tell us why you believe this method reflects the pattern in which the economic benefits are consumed or explain why you cannot reliably determine the pattern. Refer to ASC 350-30-35-6.

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 1, 2017
Page 2

Response: As a follow up to the Company’s response to the Comment Letter, dated September 29, 2017, we respectfully advise the Staff that during the third quarter of fiscal 2017, the Company continued its process to analyze and review available data at a detailed level in an effort to finalize the purchase price allocation. As indicated in Note 2 of the Company’s consolidated financial statements for the quarter ended September 30, 2017 and based on the continued analysis and refinement of information and historical data, the Company revised the estimated useful life of the acquired customer relationships intangible asset from 36 years to 15 years. As we previously noted in our June 30, 2017 Form 10-Q disclosure, the initial allocation of the purchase price to the fair value of the assets acquired as a result of the Eliza transaction was preliminary. Given the recent date of the acquisition at the time we filed our second quarter Form 10-Q, management was still in the process of obtaining and evaluating the customer relationship data available as of the acquisition date. Our continued analysis and refinement of the estimated useful life during the third quarter of fiscal 2017 gave further consideration to the factors set forth in ASC 350-30-35, including growth rates, customer attrition rates, expected levels of cash flow, competition and other economic factors.

In estimating an appropriate attrition input to be utilized in the customer relationship analysis, the Company analyzed Eliza’s historical customer revenue (using a 50% lost revenue threshold) and customer count experience in the three years preceding the acquisition date. Eliza customer attrition data inherently reflects both contractual as well as voluntary renewals. This analysis resulted in a range of annualized attrition of approximately 5.0 to 10.0 percent and an average implied life of approximately 19 years based on revenue data and 9 years based on customer count data. In our analysis of Eliza’s historical experience, we noted that the underlying business differed significantly from the historical experience of our legacy business as well as the experience of acquired businesses. This is due, in part, to different arrangements, contract terms and customer facts. As such, our legacy and acquired businesses experience was considered as a data point, but it was not determinative in our analysis. Third party experience was researched but there is insufficient market participant detail publicly available about attrition rates, contract terms, and other related provisions. As such, third party experience was considered as a data point, but it was not determinative in our analysis. Therefore, we relied primarily on the historical data of the acquired Eliza operations in estimating the useful life and management’s best estimate was 15 years. As a result of this revision in lives from 36 to 15 years, the Company recorded expense to appropriately recognize amortization from the acquisition date through the period ended September 30, 2017. The impact of the revision was not material to the quarter ended September 30, 2017 or to any prior periods.

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 1, 2017
Page 3

In regards to the amortization method, the Company performed an analysis of cash flows expected to be generated by existing customer relationships. This analysis considered variable curves reflecting the period over which cash flows would be received and varied based on whether the cash flows considered were measured on a discounted or undiscounted basis. An evaluation of the cash flows over the economic periods showed relatively steady returns and additionally did not project significant volatility period over period. Due to the lack of volatility and the high pattern of expected revenue growth, adjusted by probability-based expectation of customer attrition, the cash flow patterns appeared to more closely align with a straight line amortization method given the useful life selected; therefore, the straight line method of amortization was selected.

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We believe the foregoing is responsive to the Staff's comment. Should you have any questions, please do not hesitate to contact the undersigned at (214) 453-3000.

Sincerely,

HMS HOLDINGS CORP.

/s/ Jeffrey Sherman

Jeffrey Sherman
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mengyao Lu, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Meredith Bjorck, Executive Vice President, General Counsel and Corporate Secretary

HMS Holdings Corp.

Greg Aunan, Senior Vice President and Chief Accounting Officer

HMS Holdings Corp.

Brian J. Lane

Gibson, Dunn & Crutcher LLP

5615 High Point Drive | Irving, TX 75038 | Tel 214.453.3000 | hms.com